Exhibit 99.1

Cenovus invests $6.3 million in energy and environmental technology

CALGARY, Alberta (May 30, 2011) – Cenovus Energy Inc. (TSX, NYSE: CVE) is investing $6.3 million in two Canadian companies through its Environmental Opportunity Fund (EOF), which enables environmental innovations in energy and technology. Cenovus is providing $2.5 million to Saltworks Technologies Inc. and $3.8 million to General Fusion.

Saltworks, based in Vancouver, has developed an energy efficient way to convert salt water into fresh water through desalination. The company’s technology removes salt from seawater and underground saline (brackish) water by harnessing low-temperature heat provided by solar energy or waste heat from power generation, which reduces the amount of mechanical and/or electrical energy required. Potential applications for Saltworks’ technology include processing water for industry, as well as producing drinking water for communities and irrigation water for agriculture.

“Water is a precious resource and its availability is a critical issue around the world,” said Judy Fairburn, Executive Vice-President of Environment and Strategic Planning at Cenovus. “The ability to convert saline water into usable fresh water could change how we use water in our operations and provide communities with sustainable, safe sources of water.”

“Cenovus’s investment allows us to focus on delivering a robust product to the energy industry,” said Ben Sparrow, Chief Executive Officer at Saltworks. “We’ve recently cut the ribbon on our factory and membrane manufacturing facility and we look forward to building low-energy plants for not only oil and gas applications, but customers around the world.”

Earlier this month, Cenovus invested $3.8 million in General Fusion through the EOF. Based in Burnaby, General Fusion is developing fusion technology where two atoms come into contact and bind together to release energy. This is the same way the sun produces energy. General Fusion uses hydrogen atoms, which are found in abundance in seawater. The by-products of the reaction are safe for the environment and the process emits no greenhouse gases.

“Cenovus is impressed by General Fusion’s innovative, pragmatic approach,” said Fairburn. “As world energy demand increases, we’ll need all types of energy to meet those needs. Fusion technology has the potential to revolutionize energy production.”

From 2003 to 2010, Cenovus committed approximately $16 million to the EOF. In 2011, Cenovus has budgeted $10 million to invest in projects to improve energy efficiency and mitigate environmental impacts of hydrocarbon production, as well as provide financial support to develop alternative and renewable energy sources.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan.

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The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $30 billion. For more information, visit www.cenovus.com.

CENOVUS CONTACTS:

Rhona DelFrari	Jessica Wilkinson
Manager, Media Relations	Media Relations Advisor
403-766-4740	403-766-8990

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